Yukon-Nevada Gold Corp. Starts Mining at SSX-Steer Mine Complex

Vancouver, BC – October 3, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce that mining has restarted at the SSX-Steer mine complex (“SSX”) which is part of the Jerritt Canyon Operations located 50 miles north of Elko, Nevada. SSX is a complex of two underground mines and was placed on care and maintenance in August 2008. SSX has Proven and Probable Reserves totaling 1,215,400 tons averaging 0.189 opt Au containing 229,200 ounces of gold. SSX will restart at an average of 300 tons per day and will ramp up to 800 tons per day by the end of 2011 as additional equipment is delivered to site. Ramp up to the ultimate production target of 1,200 tons per day will be complete by the end of Q1 2012. Jerritt Canyon is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

Table 1. SSX Underground Reserves – January 1, 2011

	Proven			Probable			Proven + Probable
Au	Ktons	Au	Contained	Ktons	Au	Contained	KTons	Au	Contained
Grade		Grade	Au (oz)		Grade	Au (oz)		Grade	Au (oz)
Cutoff		(opt)			(opt)			(opt)
(opt)
0.125	548.3	0.188	103,100	667.1	0.189	126,100	1,215.4	0.189	229,200

Table 2: SSX Underground Measured and Indicated Resources – January 1, 2011

	Measured			Indicated			Measured + Indicated
Au	Ktons	Au	Contained	Ktons	Au	Contained	KTons	Au	Contained
Grade		Grade	Au (oz)		Grade	Au (oz)		Grade	Au (oz)
Cutoff		(opt)			(opt)			(opt)
(opt)
0.125	2,358.5	0.226	533,400	1,653.9	0.221	365,800	4,012.4	0.224	899,200

An additional Inferred resource exists at SSX consisting of 479,100 tons averaging 0.194 opt gold containing 93,200 oz of gold.

The resources and reserves are based on the most recent National Instrument (NI) 43-101 Technical Report released on June 28, 2011 and was conducted by Mining Consultants Mark Odell and Karl Swanson under the supervision of Todd Johnson, Vice President of Exploration for YNG, all of which are Qualified Persons under NI 43-101. The Technical Report can be found in its entirety on the Company website here: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388 Historical mining from SSX from 1997 to 2008 extracted 1.28 million ounces from 4.43 million short tons averaging 0.289 opt gold based on internal mine records.

President and CEO Mr. Robert Baldock stated, "SSX is the second mine at Jerritt Canyon to be put back into production on schedule and on budget. Our technical and operating teams are doing an exemplary job restarting the mines proving that Yukon-Nevada has the team in place to advance production. Our next goals will be to develop Starvation Canyon underground mine and restart open pit mining at Burns Basin."

This news release was reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.